QuickLinks -- Click here to rapidly navigate through this document

Exhibit 99.1

RISK FACTORS
OF GOLF TRUST OF AMERICA, INC.

Risks that might Delay or Reduce our Liquidating Distributions

        While we have recorded the value of the Resort and our remaining golf courses at our best estimates of fair value as of May 6, 2005, we cannot provide assurances that these estimates reflect actual current market value for the applicable courses. As a result, at the present time, we do not believe that we are able to reliably project the amount of the total liquidating distributions we will make to the holders of our common stock over the remainder of the liquidation period and the amounts may be less than our earlier projections. At a future time, it may be possible to reliably project the amount of total liquidating distributions if the quality and reliability of information necessary to make reliable estimates of cash flow and, correspondingly, value, become more reliable. At this time, we can provide no assurances that the quality and reliability of such necessary information will develop to the necessary degree.

Our estimate of the Resort's fair value, as recorded on our books for accounting purposes, is based on forward-looking estimates which are subject to change. We might sell the Resort for an amount less than our current estimate of its fair value, which could reduce our liquidating distributions to holders of our common stock.

        After we took possession of the Resort on July 16, 2004 pursuant to our Settlement Agreement with Westin and our former borrower, we were required to allocate the settlement amount among the different asset categories on our balance sheet as of the date that we assumed ownership of the Resort. As part of this allocation process, we engaged the same third-party experts that prepared the asset study that we commissioned in July 2003 to update this study. This study included an estimate of the fair value of the Resort's real estate operating as a golf resort and an estimate of the fair value of the Resort's identified contractual intangible assets, and non-contractual but identifiable intangible items. We updated the estimated fair market value in continued use of the Resort's furniture, fixtures and equipment, or FF&E, inventory from the value obtained in July 2003 by giving consideration to new FF&E purchased since July 2003 instead of retaining a third party expert for this purpose. We believe this is a reasonable approach. The estimate of the fair market value of each of these asset groups are based on facts and circumstances known to us at this time. Based on this updated asset study and other facts and circumstances known to us at the date that we took title to the Resort, for purposes of our September 30, 2004 balance sheet, we estimated the fair value of the Resort asset under the "orderly liquidation" strategy to be $39.24 million. Accordingly, for the quarter ended September 30, 2004, we recorded a write-down of $5.0 million against the then participating mortgage's December 31, 2003 and June 30, 2004 value of $44.24 million. This estimated fair value is lower than the $60 million valuation recorded in periods prior to September 30, 2003 and is subject to certain assumptions discussed elsewhere in this report. As of March 31, 2005, we have recorded no additional write-downs to our estimated fair market value of the Resort of $39.24 million. We have identified our valuation of the Resort asset as a critical accounting estimate, and it is discussed under the caption "Application of Critical Accounting Policies."

        While we have obtained additional information regarding the valuation of the Resort as a result of the valuation study by our independent financial advisor, the valuation of the Resort is still subject to uncertainty. We do not believe we are able at this time to project the amount of the total liquidating distributions we will make to the holders of our common stock over the remainder of the liquidating period because we have not been able to obtain sufficiently stable financial data from Westin, our manager, with respect to the Resort's performance to establish a reliable valuation of the Resort. The factors giving rise to this uncertainty include, without limitation, the following:

  •
  prior to the execution of our Settlement Agreement, and thereafter, we had not been able to obtain accurate forecasts from Westin regarding operating performance, including, without limitation, the cash flow and bookings at the Resort caused by compressed group booking windows, unexpected group cancellations (caused by outside circumstances unrelated to the Resort), unexpected group slippage (groups filling less rooms than they originally book), and increased competition in the marketplace;

  •
  the financial performance at the Resort has only recently begun to realize any discernable positive impact from the economic rebound that we believe has begun and the modest downward trend experienced in the recent past, we believe, has begun to reverse itself;

  •
  despite our execution of a new management agreement with Westin at the Resort providing for increased control by us over accounting and marketing and improved provisions governing Westin's reporting to us, we do not directly manage the Resort;

  •
  our Settlement Agreement with Westin and our former borrower may prove less successful than anticipated, and the performance of the parties to the Settlement Agreement may fall short of our expectations;

  •
  the litigation between the homeowners association at the Resort and our former borrower who transferred title to the Resort to us continues to cloud the future of the Resort from a valuation perspective, and could potentially involve or affect us in an adverse way;

  •
  historical uncertainty surrounding the future of the Resort may create uncertainty for corporate meeting planners contracting for large corporate groups, and any such uncertainty may be used as a competitive advantage by our competitors when marketing their hotels against the Resort;

  •
  we have not received any binding offers from third parties desiring to acquire the Resort which we believe at this time are of the type to allow us to reliably establish a value for the Resort; and

  •
  continued threats of terrorism and the impact thereof on the travel and lodging industry.

        As a result of the foregoing, at the present time we will refrain from either making any adjustments (positive or negative) to any earlier reported range of distributions or proposing a new range. We may, however, be able to do so in future periods in the event that the quality and reliability of all information necessary to make estimates of cash flow and, correspondingly, value become more reliable. In the event that additional valuation information becomes available, it is possible that any difference in the valuation of the Resort, the valuation of our other assets, or the magnitude of our liabilities, would cause the lower end of the Updated 2003 Range to decline. You should not assume that the liquidating distributions have not declined, perhaps in material amounts, from the historical projections earlier provided.

        We do not rule out the possibility that we might sell our interest in the Resort (either directly or by way of another exit transaction) prior to the December 31, 2005 end of the anticipated holding period in response to any reasonable offer, even if the offered amount is less than our estimated fair value of the Resort on our books at that time, if, after consideration of the facts and circumstances at that time, our board determines that the sale or other exit transaction would be in the best interest of our stockholders. It is also possible that our board might decide to extend the currently contemplated holding period of this asset past 2005 if it determines that such an extension may allow us to realize a better recovery on the asset or otherwise be in the best interest of our stockholders. In any case, we face the risk that our efforts to preserve the value of the Resort might be unsuccessful and we might ultimately sell our interest in the Resort for less than our last estimate of its fair value. Accordingly, our assessment of the Resort's fair value may change at some future date, perhaps in a material adverse manner, based on facts and circumstances at that time, and the Resort's value may again be written-down.

We have entered into an Option Agreement with the holder of our series A preferred stock which contemplates that the holder wil permit us to repurchase all of the holder's series A preferred stock for less than the current liquidation preferences afforded to those shares. As a result, we have not recorded a liability for the accrual of 2004 and 2005 quarterly preferred dividends in our net assets based upon our expectation of the option agreement.

        On March 24, 2005, we executed a letter and on May 6, 2005we executed an Option Agreement with the holder of our series A preferred stock, AEW, in which AEW agreed that we shall have an option to purchase, on or before November 30, 2005, the 800,000 shares of our series A preferred stock held by AEW, including, without limitation, all of AEW's rights to due and unpaid principal, accrued and unpaid dividends and liquidation preferences payable in respect of such series A preferred shares as of our exercise of the option. The exercise price of this option is approximately $24,914,000. This exercise price excludes dividends that would accrue to the series A preferred stock during 2004 and subsequent periods. As a result, we have not recorded a liability for the accrual of 2004 and 2005 quarterly preferred dividends in our net assets based upon our view that we will exercise that option prior to November 30, 2005.

We took ownership of the Resort on July 16, 2004 pursuant to a global Settlement Agreement providing for the assumption of certain existing or modified financial obligations of our former borrower. We are now responsible for any negative cash flow of the Resort. If the amount of assumed liabilities and expenditures with respect to the Resort exceed our expectations, our liquidating distributions to common stockholders could be reduced.

        On July 15, 2004, we entered a Settlement Agreement relating to our June 1997 $79.0 million loan to our former borrower. This loan was secured by a mortgage on the Resort. As part of the Settlement Agreement, we assumed certain financial obligations of the borrower, such as refurbishment expenses paid by the condominium owners, a modified termination rights fee and outstanding golf facility management fees payable to Troon. As the owner of the Resort, we are responsible for any negative cash flow associated with its ownership and operation. As a result of the assumption of these liabilities and our responsibility for any negative cash flow, we face the risk that our ultimate liabilities and expenditures might be greater than expected. In that case, our cash available for distribution and the ultimate amount of our liquidating distributions to the holders of our common stock could be less than our expectations.

        Although we obtained ownership of the Resort following the end of the second quarter of 2004, we still face the difficult task of seeking to revitalize its revenues. As a result of these challenges, our recovery with respect to this asset might be significantly delayed, and the net proceeds that we ultimately receive upon a sale of the Resort might be less than our current estimate of the Resort's fair value. In such an event, our liquidating distributions to holders of our common stock would be reduced. Our estimate of the Resort's fair value, as recorded on our books for accounting purposes, is based on forward-looking estimates which are subject to change. We can provide no assurance of success under the Settlement Agreement or the future success of the Resort.

Stockholder litigation related to the plan of liquidation could result in substantial costs and distract our management.

        Extraordinary corporate actions, such as our plan of liquidation, often lead to securities class action lawsuits and derivative litigation being filed against companies such as ours. We became involved in this type of litigation in connection with our plan of liquidation (and the transactions associated with

it) in a legal action we refer to as the Crossley litigation. During the second quarter of 2003, the Crossley claim was dismissed with prejudice on our motion for summary judgment. Accordingly, the lawsuit was dismissed and the plaintiff will not be allowed to refile the claim, although the plaintiff could appeal the dismissal. We subsequently entered into a non-monetary settlement with the plaintiff whereby the plaintiff agreed not to appeal the dismissal and we agreed not to seek reimbursement of our legal costs from the plaintiff. Even though the Crossley litigation has been dismissed, we face the risk that other claims might be brought against us. Any such litigation would likely be expensive and, even if we ultimately prevail, the process would divert management's attention from implementing the plan of liquidation and otherwise operating our business. If we do not prevail in any such litigation, we might be liable for damages. It is not possible to predict the amount of such potential damages, if any, but they might be significant. Any damage liability would reduce our cash available for distribution and the ultimate amount of our liquidating distributions to holders of our common stock.

If we are unable to retain at least one of our key executives and sufficient staff members to complete the plan of liquidation in a reasonably expeditious manner, our liquidating distributions might be delayed or reduced.

        Our ability to complete any golf course sales which may become subject to pending contracts (of which we do not have any as of the date of this filing), or letters of intent (of which we have some as of the date of this filing), and to locate buyers for our other interests in golf courses and negotiate and complete any such sales depend to a large extent upon the experience and abilities of our two most senior executives, W. Bradley Blair, II, our chief executive officer and president, and Scott D. Peters, our senior vice president and chief financial officer, and their experience and familiarity with our assets, our counter-parties and the market for golf course sales. Mr. Blair and Mr. Peters are currently serving us on a reduced schedule basis. We believe our liquidation has progressed to the point that the resignation of one, but not both, of our executives would not likely cause significant adverse consequences. However, a loss of the services of both of these individuals could materially harm our ability to complete the plan of liquidation in a reasonably expeditious manner and our prospects of selling our assets at the best potential prices.

        The potential resignation of Mr. Blair poses a relatively greater risk at this time in light of the fact that the amount of time that Mr. Peters is required to commit to us is less than the amount of time that Mr. Blair is required to commit to us. If Mr. Blair were to resign, we would likely seek to hire a replacement for Mr. Blair. The cost that we incur to replace Mr. Blair would likely depend upon our determination of the experience and skills that must be possessed by his replacement in light of our financial condition, our assets remaining to be liquidated, and the complexity of any issues bearing on us and the liquidation at that time.

        Our ability to complete the plan of liquidation in a timely manner also depends on our ability to retain our key non-executive employees. Those employees may seek other employment rather than remaining with us throughout the process of liquidation, even though they generally would lose their eligibility for severance payments by resigning. If we are unable to retain enough qualified staff to complete our plan of liquidation in a reasonably expeditious manner, liquidating distributions might be delayed or reduced.

If we are unable to find buyers for the Resort or our other remaining golf courses at our revised estimates of their respective values, our liquidating distributions might be delayed or reduced.

        In addition to the four golf courses at the Resort, we have two other properties (or three eighteen-hole equivalent golf courses), none of which are currently subject to sale agreements. In calculating our projected liquidating distributions, we assumed that we would be able to find buyers for the Resort and our other remaining golf courses at purchase prices equal to our estimates of their respective fair market values. However, our estimates of the sales prices of the Resort and our other remaining golf courses may exceed the prices we eventually receive. Our independent financial advisor's

March 18, 2003 analysis (upon which our 2003 Updated Range was based in part, and upon which you should not rely at this point) is neither an appraisal nor an opinion. Assumptions underlying our 2003 Updated Range might prove to be incorrect and, therefore, our projections might overstate the ultimate net proceeds we may receive. In particular, based in part on the then updated asset study of the Resort's value from our independent financial advisor we recorded $5.0 million write-down in the value of the Resort as of September 30, 2004. Further, in order to find buyers in a reasonably expeditious manner, we might be required to lower our asking price for the Resort and our other remaining courses below our estimate of their fair value. If we are not able to find buyers for these assets in a reasonably expeditious manner, or if we have overestimated the sales prices we will ultimately receive, our liquidating distributions to the holders of our common stock will be significantly delayed or reduced.

        At the present time, we do not believe we are able to reliably project the amount of the total liquidating distributions we will make to the holders of our common stock over the remainder of the liquidation period. Accordingly, you should not rely on the valuations or ranges earlier provided as representative of our current views on the subject.

If we are unable to realize the value of a promissory note taken as part of any purchase price, our liquidating distributions might be reduced.

        In some golf course sales, we may agree to receive promissory notes from the buyer as a portion of the purchase price. Promissory notes are often illiquid. If we are not able to sell the promissory note without a great discount, or in the case of a short-term note, if we hold it to maturity and the maker ultimately defaults, our liquidating distributions might be reduced.

Decreases in golf course values caused by economic recession and/or additional terrorist activity might reduce the amount for which we can sell our assets.

        The value of our interests in golf courses might be reduced, and substantially so, by a number of factors that are beyond our control, including the following:

  •
  adverse changes in the economy, prolonged recession and/or additional terrorist activity against the United States or our allies, or other war-time activities might increase public pessimism and decrease travel and leisure spending, thereby reducing golf course operators' revenues (particularly destination-resort golf course revenues) and diminishing the resale value of the affected golf courses;

  •
  increased competition, including, without limitation, increasing numbers of golf courses being offered for sale in our markets or nationwide;

  •
  continuing excess supply and decreasing demand in the golf course industry; and

  •
  changes in real estate tax rates and other operating expenses.

        Any reduction in the value of our golf courses would make it more difficult for us to sell our assets for the amounts and within the time-frames that we have estimated. Reductions in the amounts that we receive when we sell our assets could decrease or delay our payment of liquidating distributions to our stockholders, perhaps in substantial ways.

If our liquidation costs or unpaid liabilities are greater than we expect, our liquidating distributions might be delayed or reduced, potentially in a substantial manner.

        Before making the final liquidating distribution to the holders of our stock, we will need to pay all of our transaction costs pertaining to the liquidation and all valid claims of our creditors, which we expect will be substantial. Our board may also decide to acquire one or more additional insurance policies covering unknown or contingent claims against us, including, without limitation, additional directors' and officers' liability insurance, for which we would pay an additional premium based upon market prices prevailing at the time of any such purchase. We have estimated such transaction costs in calculating the amount of our projected liquidating distributions. To the extent that we have underestimated costs and expenses in calculating our historical projections, our actual aggregate liquidating distributions will be lower than we have historically projected, and perhaps by substantial amounts.

Our loss of REIT status exposes us to potential income tax liability in the future, which could lower the amount of our liquidating distributions.

        In order to maintain our historical qualification as a REIT, at least 95% of our annual gross income was required to be derived from real property rents, mortgage interest and a few other categories of income specified in the tax code, which importantly do not include income from golf course operations. Although we did not affirmatively intend to revoke our REIT status, business conditions required us to begin operating golf courses in 2000 and the percentage of our gross income supplied by such operations increased in 2001, and surpassing the 5% ceiling in 2002. Consequently, we did not meet the 95% gross income test in 2002. Failure to meet this test caused us to fail to qualify as a REIT for the year 2002, which will prevent us from re-qualifying for at least four years. Accordingly, we have been subject to federal income tax as a regular corporation since our failure to qualify as a REIT.

        However, our operations resulted in a net operating loss for income tax purposes during 2002, 2003 and 2004. Therefore, no income tax will be due on our operating income/loss or proceeds from the sale of properties that occurred during 2002, 2003 and 2004. At the present time, we believe we have sufficient net operating loss carryovers to offset any gains we might recognize through our liquidation. If we were to recognize taxable gains in a year before consideration of net operating loss carryovers, we could be subject to alternative minimum tax. Generally, for tax years ending after December 31, 2002, the use of net operating loss carryovers to reduce alternative minimum taxable income is limited to 90% of alternative minimum taxable income. Therefore, tax at a rate of 20% could be imposed on our alternative minimum taxable income that cannot be reduced by net operating loss carryovers. The resulting tax liabilities would reduce the amount of cash available for liquidating distributions.

The holder of our series A preferred stock might exercise its right to appoint two directors to our board of directors, which might result in decisions that prejudice the economic interests of our common stockholders in favor of our preferred stockholders.

        We entered into a voting agreement with the holder of our preferred stock, AEW, pursuant to which the holder agreed to vote in favor of our plan of liquidation. The voting agreement provided that if we failed to redeem our series A preferred stock by May 22, 2003, the holder of the preferred stock would be entitled to require us to redeem the preferred stock. We received such a demand from the holder of our preferred stock on May 23, 2003; however, we do not have cash available to redeem the holder of our preferred stock. Our default in making a timely redemption payment gives the holder of our preferred stock the right under the voting agreement to appoint two new directors to our board. Our charter also gives the holder of our preferred stock the right to elect two new directors if and when dividends on its series A preferred stock are in arrears for more than six quarters. Currently, dividends on the series A preferred stock are fourteen quarters in arrears. These director election rights are not cumulative, which means that the holder of our preferred stock may elect two, but not four, new directors. The current holder of our preferred stock, AEW, informed us previously that it does not currently intend to exercise its director election rights. However, it might decide to exercise such right at any time in the future. The appointment of such directors to our board might reduce the efficiency of our board's decision-making or result in decisions that prejudice the economic interests of the holders of our common stock in favor of the holder of our preferred stock. The Option Agreement executed between us and AEW on May 6, 2005 does not impact AEW's right under the voting agreement as described above to appoint two new directors to our board should they desire to do so.

Distributing interests in a liquidating trust may cause you to recognize gain prior to the receipt of cash.

        At some point during our liquidation, as expressly permitted by our plan of liquidation, we may elect to contribute our remaining assets and liabilities to a liquidating trust. Our stockholders would receive interests in the liquidating trust and our corporate existence would terminate. The SEC has historically allowed liquidating trusts to stop filing quarterly reports on Form 10-Q and to file unaudited annual financial statements on Form 10-K. Accordingly, if the SEC were to grant similar relief to any successor liquidating trust we may form, we might realize substantial legal and auditing cost savings over the remainder of our liquidation, as well as general and administrative cost savings such as corporate governance costs, certain insurance costs, and printing and reporting costs of a publicly traded company, among others. However, the plan of liquidation prohibits us from contributing our assets to a liquidating trust unless and until our preferred stock has been redeemed in full or until such time as it consents to such a contribution.

        For tax purposes, the creation of the liquidating trust should be treated as a distribution of our remaining assets to our stockholders, followed by a contribution of the same assets to the liquidating trust by our stockholders. As a result, we will recognize gain or loss inherent in any such assets, with any gains offset by available net operating loss carry-overs (discussed above). In addition, a stockholder would recognize gain to the extent his share of the cash and the fair market value of any assets received by the liquidating trust was greater than the stockholder's basis in his stock, notwithstanding that the stockholder would not contemporaneously receive a distribution of cash or any other assets with which to satisfy the resulting tax liability.

        In addition, it is possible that the fair market value of the Resort and the other assets received by the liquidating trust, as estimated for purposes of determining the extent of the stockholder's gain at the time interests in the liquidating trust are distributed to the stockholders, will exceed the cash or fair market value of property ultimately received by the liquidating trust upon its sale of the assets, in which case the stockholder may not receive a distribution of cash or other assets with which to satisfy any tax liability resulting from the contribution of the assets to the liquidating trust. In this case, the stockholder would recognize a loss in a taxable year subsequent to the taxable year in which the gain was recognized, which loss might be limited under the tax code.

        If we do not distribute our assets to a liquidating trust and, instead, continue to operate as a regular corporation until all of our assets are sold, we would recognize gains or losses upon the sale of assets for federal income tax purposes. Since we are no longer a REIT, we could be subject to income tax on any recognized gains. However, as of December 31, 2002, we believe we have sufficient net operating loss carryovers to offset any recognized gains. If we were to recognize taxable gains in a year before consideration of net operating loss carryovers, we could be subject to alternative minimum tax. Generally, for tax years ending after December 31, 2002, the use of net operating loss carryovers to reduce alternative minimum taxable income is limited to 90% of alternative minimum taxable income. Therefore, tax at a rate of 20% could be imposed on our alternative minimum taxable income that cannot be reduced by net operating loss carryovers. If a liquidating trust is formed, our net operating loss carryovers will not be available to reduce any gains recognized within the trust. However, the trust will have a tax basis equal to the fair market value of its assets at the date the liquidating trust is formed. Any gain recognized by the trust would thus be the result of either appreciation in the value of the assets during the time that they are owned by the trust, or an initial underestimation of the fair market value of the assets at the time the trust is formed.

If we are not able to sell the Resort and our remaining golf courses in a timely manner, we may experience severe liquidity problems, not be able to meet the demands of our creditors and, ultimately become subject to bankruptcy proceedings.

        In the event that we are unable to sell the Resort and our other remaining golf courses as planned, we may be unable to pay our obligations as they become due or upon demand. In addition, our ability to pay our obligations may be compromised if our chief executive officer requires payment of outstanding performance milestone payments owed by us to him before we are able to realize net cash proceeds from asset sales sufficient to discharge those obligations. As of May 6, 2005, we owed our two most senior executive officers a total of approximately $1,654,000 in milestone payments and accrued interest on such milestone payments and we also owed a substantial sum in legal fees.

        Further, given that the Resort's only source of cash is from any profitable operations of the Resort, and that the operational cash flow capacity of the Resort will likely not permit the Resort to establish self-sufficiency in the near term, we may be required to seek to provide additional capital to the Resort.

        In the event we are not able to sell our remaining assets within a reasonable period of time and for reasonable amounts, or if our expenses exceed our estimates, we may experience severe liquidity problems and not be able to meet our financial obligations of our creditors. If we cannot meet our obligations to our creditors, we could ultimately become subject to bankruptcy proceedings.

Our stock may be delisted from American Stock Exchange, which would make it more difficult for investors to sell their shares.

        Currently, our common stock trades on the American Stock Exchange, or Amex. We cannot assure you that we will be able to maintain our listing on Amex or any other established trading market. Among other things, Amex has considerable discretion with respect to listing standards, which include qualitative and quantitative criteria, some of which are beyond our control.

        As disclosed on our Current Report on Form 8-K filed on October 4, 2004, on September 28, 2004 we notified the Amex that we were not in compliance with Section 1003(d) of the Amex Company Guide due to our inability to timely file financial statements and pro forma financial information relating to the transactions described in our Form 8-K filed on July 29, 2004, or the July Form 8-K. Following our initial communication with Amex, we submitted to Amex a plan of compliance and supporting documentation, or Compliance Plan, which provided that the July Form 8-K would be amended by November 15, 2004.

        On September 30, 2004, following our notification to Amex that we were not compliant with Section 1003(d) of the Amex Company Guide and Amex's receipt and review of the Compliance Plan, Amex sent a letter to us formally notifying us that we were not in compliance with Section 1003(d) of the Amex Company Guide. The September 30, 2004 letter from Amex further stated that Amex had determined that, in accordance with Section 1009 of the Amex Company Guide, the Compliance Plan made a reasonable demonstration of our ability to regain compliance with the continued listing standards by the end of the Compliance Plan period. Our listing on Amex was continued pursuant to an extension, subject to certain conditions, including, among others, ongoing communication with Amex and periodic review of our compliance with the Compliance Plan by Amex. The letter from Amex further stated that by November 15, 2004, we would need to be in compliance with Amex's continued listing standards by amending the July Form 8-K to include the financial statements and pro forma information respecting the Resort. Additionally, the letter from Amex noted that failure to regain compliance by November 15, 2004 would likely result in Amex initiating delisting proceedings pursuant to Section 1009 of the Amex Company Guide. Further, Amex stated that notwithstanding the terms of its letter, Amex may initiate delisting proceedings as appropriate in the public interest, and that Amex might initiate delisting proceedings in the event that we did show progress consistent with the

Compliance Plan. On November 15, 2004, Amex's deadline for compliance, we filed by amendment to our July Form 8-K the required financial information.

        We cannot assure you that we will be able to maintain our listing on Amex. Delisting would harm our business and the value of your investment. If our common stock were to be delisted from Amex, it could severely limit the market liquidity of the common stock and your ability to sell our securities in the secondary market.

We and our subsidiary, GTA-IB LLC, expect to incur significant compliance costs relating to the Exchange Act and Sarbanes-Oxley Act.

        We and our subsidiary, GTA-IB, LLC, are required to comply with the reporting requirements of the Exchange Act. As such, both entities must timely file Quarterly Reports on Form 10-Q, Annual Reports on Form 10-K and Current Reports on Form 8-K, among other actions. Further, recently enacted and proposed laws, regulations and standards relating to corporate governance and disclosure requirements applicable to public companies, including the Sarbanes-Oxley Act and new SEC regulations have increased the costs of corporate governance, reporting and disclosure practices which are now required of us and of GTA-IB. We were formed prior to the enactment of these new corporate governance standards, and as a result, we did not have all necessary procedures and policies in place at the time of their enactment. Our efforts to comply with applicable laws and regulations, including requirements of the Exchange Act and the Sarbanes-Oxley Act, are expected to involve significant, and potentially increasing, costs. Costs incurred in complying with these regulations may reduce the amount of cash available for liquidating distributions in the event that we do not complete an exit transaction which permits us to be free of Exchange Act and Sarbanes-Oxley Act compliance obligations prior to the end of 2005.

        The Sarbanes-Oxley Act and related laws, rules and regulations create legal bases for administrative enforcement, civil and criminal proceedings against us in case of non-compliance, thereby increasing our risk of liability and potential sanctions. Costs incurred in defending against any such actions or proceedings, and any liability or sanctions incurred in connection with such actions or proceedings could negatively affect the amount of cash available for liquidating distributions.

QuickLinks

  Exhibit 99.1
RISK FACTORS OF GOLF TRUST OF AMERICA, INC.